SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    April, 1999

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

                                  DSP SYSTEMS WORLDWIDE
                                               SPECTRUM
                                               --------


F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------

RELEASE  DATE:    April  27,  1999
CONTACT:          Karen  Elliott,  Spectrum  -  Investor  Communications,
                  604-421-5422
                  Email:  Karen_Elliott@spectrumsignal.com


                    SPECTRUM SIGNAL PROCESSING INC. ANNOUNCES
                           1999 FIRST QUARTER RESULTS

         Company adjusts prior quarters' results related to acquisition

BURNABY, B.C., CANADA - APRIL 27, 1999 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a world leader in high performance digital signal processing (DSP) systems, announced its first quarter 1999 results today.

Sales for the first quarter ended March 31, 1999 totalled US$ 5,638,000 an increase of 7% compared to sales of US$ 5,276,000 for the first quarter of 1998.

Earnings before interest, taxes, depreciation, amortization and one-time charges ("EBITDA" or Cash Earnings), amounted to US$315,000 for the first quarter of 1999 or US$0.03 per share, compared to a loss of US$ 13,000 or US$ 0.00 per share for the first quarter of 1998.

Net loss for the first quarter of 1999 was US$ 156,000 or US$ (0.02) per share, compared to a revised net loss of the comparable quarter in 1998 of US$ 2,284,000 or US$ (0.24). The revision arises from new guidance recently provided by the Securities and Exchange Commission and is explained later in this press release.

"We're pleased to see some modest year-over-year revenue growth, and a reduction in our overall operating costs despite the acquisition of Alex Computer Systems' assets in early 1998," said Barry Jinks, Spectrum's President and CEO. "Although conditions in the industrial electronics sector remain challenging, Spectrum is aggressively laying the foundations for future growth. We're confident our strategy will pay off when the market recovers."
                                    - more -

In the first quarter of 1999, Spectrum recorded 10 design-ins, and 3 design-wins. Customers chose Spectrum's products for a wide range of applications including digital radio, radar and sonar, noise cancellation technology, and machine vision.

The 1999 first quarter net loss includes amortization of goodwill of US$ 181,000 which was increased as a result of an adjustment in 1998 operating results. Although the Company had reported its quarterly and annual results for 1998 in accordance with established accounting practice, it is adjusting its 1998 financial statements largely in response to new guidance recently provided by the Securities and Exchange Commission to the accounting profession related to the valuation of in-process research and development (IPR&D) in purchase transactions. During the first quarter of 1998, the Company recorded a charge of US$ 6,168,000 for IPR&D related to the purchase of the net assets of Alex Computer Systems. Based upon adjustments to the valuation using the new SEC valuation guidelines, the Company has adjusted its first quarter 1998 financial statements and reduced its IPR&D charge by US$ 3,528,000, with a corresponding increase in intangible assets. The Company has adjusted its results for the second, third and fourth quarter for 1998 by an additional US$ 159,000, US$ 158,000 and US$ 128,000 respectively, for additional amortization. None of the adjustments related to Alex intangibles impact the Company's net operation cash flow.

While the Company now feels its statements are in-line with the new SEC policy on IPR&D, the SEC is still in the process of completing a final review of the Company's 1998 financial statements. It is uncertain when that final review will be completed or whether the results of that review will further affect Spectrum's 1998 results. If the SEC reduces the one-time charge for acquired IPR&D, this would effectively increase Spectrum's 1998 results (or reduce the Company's losses), while increasing the amount of goodwill capitalized and increasing amortization expenses in 1998 and in future years.

Spectrum Signal Processing is a world leader in DSP system solutions, and offers DSP software, off-the-shelf hardware, custom ASIC design and complete custom systems. The company is ISO9001 quality certified, and can be found on the web at http://www.spectrumsignal.com. Spectrum is located at #100 - 8525 Baxter Place, Burnaby, B.C., Canada. ph (604) 421-5422; fax (604) 421-1764.
Any statements made by the company that are not historical facts are forward-looking statements that are pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.



                            SPECTRUM SIGNAL PROCESSING INC.
                         CONSOLIDATED STATEMENTS OF OPERATIONS
      (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
                         (PREPARED IN ACCORDANCE WITH US GAAP)

                                                                  3 months ended March 31,
                                                                       1999      1998
                                                                     --------  --------
                                                                  (Unaudited)
                                                                             (Restated)
Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 5,638   $ 5,276
Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,165     1,950
-------------------------------------------------------------------  --------  --------

Gross profit. . . . . . . . . . . . . . . . . . . . . . . . . . . .    3,473     3,326

Expenses
    Administrative. . . . . . . . . . . . . . . . . . . . . . . . .      926       774
    Sales and marketing . . . . . . . . . . . . . . . . . . . . . .    1,456     1,716
    Amortization *. . . . . . . . . . . . . . . . . . . . . . . . .      359       171
    Research and development. . . . . . . . . . . . . . . . . . . .      832       841
    Acquired in-process research and development charge * . . . . .        -     2,640
                                                                       3,573     6,142
                                                                     --------  --------

Earnings (loss) from operations . . . . . . . . . . . . . . . . . .     (100)   (2,816)

Other
    Interest and bank charges . . . . . . . . . . . . . . . . . . .      (45)      (14)
    Other income. . . . . . . . . . . . . . . . . . . . . . . . . .       56        (8)
-------------------------------------------------------------------  --------  --------

Earnings (loss) before income taxes . . . . . . . . . . . . . . . .      (89)   (2,838)

Income taxes (recovery) . . . . . . . . . . . . . . . . . . . . . .       67      (554)
-------------------------------------------------------------------  --------  --------

Net earnings (loss) for the period. . . . . . . . . . . . . . . . .  $  (156)  $(2,284)
-------------------------------------------------------------------  --------  --------

* Currently subject to review by the SEC

Earnings (loss) per share
   Basic. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ (0.02)  $ (0.24)
   Diluted. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ (0.02)  $ (0.24)

Earnings (loss) before interest, taxes, depreciation, amortization and one-time charges (EBITDA) per share
   Basic. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  0.03   $ (0.00)
   Diluted. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  0.03   $ (0.00)

Weighted average shares outstanding (000's)
   Basic. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10,036     9,356
   Diluted. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10,036     9,356



                                                SPECTRUM SIGNAL PROCESSING INC.
                                             CONSOLIDATED STATEMENTS OF OPERATIONS
                          (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                        (PREPARED IN ACCORDANCE WITH US GAAP, UNAUDITED)

                                                                  YEAR ENDED,                                     QUARTER ENDED
                                                                  -----------                                        ----------
                                                                  December 31,               December 31,         September 30,
                                                              1998                           1998                     1998
                                                          -------------  -----------  -------------  -----------  -------------
                                                           (Restated)    (Previously      (Restated)    (Previously   (Restated)
                                                                          reported)                      reported)
Sales. . . . . . . . . . . . . . . . . . . . . . . . . .  $     26,000   $   26,000   $      6,503   $    6,503   $      7,077
Cost of sales. . . . . . . . . . . . . . . . . . . . . .        10,607       10,607          2,305        2,305          3,169
--------------------------------------------------------  -------------  -----------  -------------  -----------  -------------

                                                                15,393       15,393          4,198        4,198          3,908

Expenses
  Administrative . . . . . . . . . . . . . . . . . . . .         3,417        3,417          1,021        1,021            760
  Sales and marketing. . . . . . . . . . . . . . . . . .         7,204        7,204          1,709        1,709          1,771
  Amortization * . . . . . . . . . . . . . . . . . . . .         1,299          854            386          258            339
  Research and development . . . . . . . . . . . . . . .         4,374        4,374          1,008        1,008          1,329
  Acquired in-process research and development charge *.         2,640        6,168              -            -              -
                                                                18,934       22,017          4,124        3,996          4,199
                                                          -------------  -----------  -------------  -----------  -------------

Earnings (loss) from operations. . . . . . . . . . . . .        (3,541)      (6,624)            74          202           (291)

  Interest and bank charges. . . . . . . . . . . . . . .          (149)        (149)           (29)         (29)           (62)
  Other income . . . . . . . . . . . . . . . . . . . . .            (7)          (7)           (24)         (24)            16
--------------------------------------------------------  -------------  -----------  -------------  -----------  -------------

Earnings (loss) before income taxes. . . . . . . . . . .        (3,697)      (6,780)            21          149           (337)

Income taxes (recovery). . . . . . . . . . . . . . . . .          (789)        (789)           140          140           (190)
--------------------------------------------------------  -------------  -----------  -------------  -----------  -------------

Net earnings (loss) for the period . . . . . . . . . . .  $     (2,908)  $   (5,991)  $       (119)  $        9   $       (147)
--------------------------------------------------------  -------------  -----------  -------------  -----------  -------------

* Currently subject to review by the SEC

Earnings (loss) per share
Basic. . . . . . . . . . . . . . . . . . . . . . . . . .  $      (0.29)  $    (0.61)  $      (0.01)  $     0.00   $      (0.01)
Diluted. . . . . . . . . . . . . . . . . . . . . . . . .  $      (0.29)  $    (0.61)  $      (0.01)  $     0.00   $      (0.01)

Weighted average shares outstanding (000's)
Basic. . . . . . . . . . . . . . . . . . . . . . . . . .         9,860        9,860         10,036       10,036         10,028
Diluted. . . . . . . . . . . . . . . . . . . . . . . . .         9,860        9,860         10,036       10,036         10,028

                                                        QUARTER ENDED,
                                                      ---------------------------------------------------------------------
                                                     September 30,                June 30,                  March 31,
                                                                             1998                    1998
                                                          -----------     ---------   -----------  ---------   -----------
                                                         (Previously      (Restated)   (Previously (Restated)   (Previously
                                                          reported)                     reported)                reported)

Sales. . . . . . . . . . . . . . . . . . . . . . . . . .  $    7,077   $      7,144   $    7,144   $      5,276   $ 5,276
Cost of sales. . . . . . . . . . . . . . . . . . . . . .       3,169          3,183        3,183          1,950     1,950
--------------------------------------------------------  -----------  -------------  -----------  -------------  --------

                                                               3,908          3,961        3,961          3,326     3,326

Expenses
  Administrative . . . . . . . . . . . . . . . . . . . .         760            862          862            774       774
  Sales and marketing. . . . . . . . . . . . . . . . . .       1,771          2,008        2,008          1,716     1,716
  Amortization * . . . . . . . . . . . . . . . . . . . .         181            403          244            171       171
  Research and development . . . . . . . . . . . . . . .       1,329          1,196        1,196            841       841
  Acquired in-process research and development charge *.           -              -            -          2,640     6,168
                                                               4,041          4,469        4,310          6,142     9,670
                                                          -----------  -------------  -----------  -------------  --------

Earnings (loss) from operations. . . . . . . . . . . . .        (133)          (508)        (349)        (2,816)   (6,344)

  Interest and bank charges. . . . . . . . . . . . . . .         (62)           (44)         (44)           (14)      (14)
  Other income . . . . . . . . . . . . . . . . . . . . .          16              9            9             (8)       (8)
--------------------------------------------------------  -----------  -------------  -----------  -------------  --------

Earnings (loss) before income taxes. . . . . . . . . . .        (179)          (543)        (384)        (2,838)   (6,366)

Income taxes (recovery). . . . . . . . . . . . . . . . .        (190)          (185)        (185)          (554)     (554)
--------------------------------------------------------  -----------  -------------  -----------  -------------  --------

Net earnings (loss) for the period . . . . . . . . . . .  $       11   $       (358)  $     (199)  $     (2,284)  $(5,812)
--------------------------------------------------------  -----------  -------------  -----------  -------------  --------

* Currently subject to review by the SEC

Earnings (loss) per share
Basic. . . . . . . . . . . . . . . . . . . . . . . . . .  $     0.00   $      (0.04)  $    (0.02)  $      (0.24)  $ (0.62)
Diluted. . . . . . . . . . . . . . . . . . . . . . . . .  $     0.00   $      (0.04)  $    (0.02)  $      (0.24)  $ (0.62)

Weighted average shares outstanding (000's)
Basic. . . . . . . . . . . . . . . . . . . . . . . . . .      10,028          9,687        9,687          9,356     9,356
Diluted. . . . . . . . . . . . . . . . . . . . . . . . .      10,028          9,687        9,687          9,356     9,356

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        April 27, 1999             and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)